 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 25, 2018, announcing the Company's financial results for the three months ended December 31, 2017.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 26, 2018

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 25 January 2018 – 8 a.m. CET _________________________________

EURONAV ANNOUNCES FOURTH QUARTER 2017 RESULTS
HIGHLIGHTS

•	Freight market remains challenging – lowest rates in Q4 since 2012
•	Key seasonal positive winter market trends offset by new tonnage & OPEC export cuts
•	Three vessel sales generating USD 36.5 million capital gains
•	Announcement of merger with Gener8 Maritime

ANTWERP, Belgium, 25 January 2018 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the three months ended 31 December 2017.

Paddy Rodgers, CEO of Euronav said: "Whilst freight rates improved sequentially over the third quarter, the typical seasonal rate pattern for the fourth quarter was not observed. Excess tonnage in key markets combined with a short-term change to OPEC export trading patterns kept the freight market under pressure. Euronav retains both now and going forward substantial balance sheet capacity and fixed income visibility to navigate through such periods and remains confident on the medium-term trends for the crude tanker market."

PRESS RELEASE Regulated information Thursday 25 January 2018 – 8 a.m. CET _________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	Fourth Quarter 2017	Fourth Quarter 2016	Full Year 2017	Full Year 2016

Revenue	117,978	146,280	513,368	684,265
Other operating income	1,020	1,463	4,902	6,996

Voyage expenses and commissions	(14,257)	(16,480)	(62,035)	(59,560)
Vessel operating expenses	(33,952)	(37,361)	(150,427)	(160,199)
Charter hire expenses	(7,844)	(2,920)	(31,173)	(17,713)
General and administrative expenses	(13,736)	(11,418)	(46,868)	(44,051)
Net gain (loss) on disposal of tangible assets	36,518	36,576	15,511	50,395
Net gain (loss) on disposal of investments in equity accounted investees	−	−	−	(24,150)
Depreciation	(56,428)	(59,180)	(229,872)	(227,763)

Net finance expenses	(11,974)	(16,086)	(43,378)	(44,840)
Share of profit (loss) of equity accounted investees	1,904	8,938	29,932	40,495
Result before taxation	19,229	49,812	(40)	203,875

Tax benefit (expense)	(13)	475	1,284	174
Profit (loss) for the period	19,216	50,287	1,244	204,049

Attributable to: Owners of the company	19,216	50,287	1,244	204,049

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2017	Fourth Quarter 2016	Full Year 2017	Full Year 2016

Tankers	17,360	41,920	(28,624)	169,614
FSO	1,856	8,367	29,868	34,435
Result after taxation	19,216	50,287	1,244	204,049

Information per share:

(in USD per share)	Fourth Quarter 2017	Fourth Quarter 2016	Full Year 2017	Full Year 2016

Weighted average number of shares (basic) *	158,166,534	158,166,534	158,166,534	158,262,268
Result after taxation	0.12	0.32	0.01	1.29

* The number of shares issued on 31 December 2017 is 159,208,949.

PRESS RELEASE Regulated information Thursday 25 January 2018 – 8 a.m. CET _________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2017	Fourth Quarter 2016	Full Year 2017	Full Year 2016

Profit (loss) for the period	19,216	50,287	1,244	204,049
+ Depreciation	56,428	59,180	229,872	227,763
+ Net finance expenses	11,974	16,086	43,378	44,840
+ Tax expense (benefit)	13	(475)	(1,284)	(174)

EBITDA	87,631	125,078	273,210	476,478

+ Depreciation equity accounted investees	4,555	4,776	18,071	23,774
+ Net finance expenses equity accounted investees	(14)	521	829	3,212
+ Tax expense (benefit) equity accounted investees	3,365	99	1,488	215

Proportionate EBITDA	95,537	130,474	293,598	503,679

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2017	Fourth Quarter 2016	Full Year 2017	Full Year 2016

Weighted average number of shares (basic)	158,166,534	158,166,534	158,166,534	158,262,268
Proportionate EBITDA	0.60	0.82	1.86	3.18

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited or reviewed by the statutory auditor.

For the fourth quarter of 2017, the Company had a net profit of USD 19.2 million (fourth quarter 2016: net profit of USD 50.3 million) or USD 0.12 per share (fourth quarter 2016: USD 0.32 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 95.5 million (fourth quarter 2016: USD 130.5 million).

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Fourth quarter 2017	Fourth quarter 2016	Full year 2017	Full year 2016
VLCC
Average spot rate (in TI pool)	25,889	33,161	28,119	41,863
Average time charter rate*	35,399	43,833	39,629	42,618
SUEZMAX
Average spot rate**	15,891	21,243	18,085	27,498
Average time charter rate*	21,417	24,662	22,131	26,269

*Including profit share where applicable
** Excluding technical offhire days

PRESS RELEASE Regulated information Thursday 25 January 2018 – 8 a.m. CET _________________________________

EURONAV TANKER FLEET

During November the Company sold the VLCC Artois (2001 – 298,330 dwt) for USD 22 million. The Artois was wholly owned by Euronav and at the time of sale was the oldest vessel in the Company's VLCC fleet. The Company recorded a capital gain of approximately USD 7.7 million on the sale which was recorded at the time of delivery in December.

The Suezmax vessel, the Cap Georges (1998 – 146,652 dwt) was sold for USD 9.3 million also in November. The Company recorded a capital gain of approximately USD 8.5 million in the fourth quarter. The sale of the Cap Georges comes in anticipation of the delivery of the first of four Suezmax vessels early in 2018 currently under construction at the Hyundai Heavy Industries Co Ltd yard of South Korea ("HHI"). These vessels are part of a seven year contract for four vessels with a leading global refinery player. Euronav anticipates a delivery schedule for these vessels between February and August of this year.

In December Euronav sold the VLCC Flandre (2004 – 305,688 dwt) for USD 45 million to a global supplier and operator of offshore floating platforms. A capital gain of approximately USD 20.3 million was recorded.

All of these sales will reduce the average age of our fleet.

FINANCING

Instalments for a total of USD 63.7 million have been paid in relation to the construction of four Suezmax vessels at HHI and due for delivery during 2018. The remaining capex for these vessels is USD 185.9 million against which USD 173.5 million will be borrowed under a new facility. These vessel orders are accompanied by four seven-year time charter contracts.

The Company retained around USD 754.4 million of liquidity as at the end of December 2017.

PROPOSED MERGER BETWEEN EURONAV AND GENER8 MARITIME
On 21 December 2017 the boards of Euronav and Gener8 Maritime announced agreement on a stock-for-stock merger for the entire issued and outstanding share capital of Gener8 pursuant to which Gener8 would become a wholly-owned subsidiary of Euronav (the "Combined Entity"). The merger will create the leading independent large crude tanker operator with 75 crude tankers, of which 44 VLCCs and 28 Suezmax crude tankers representing over 18 million dwt in the aggregate. The Combined Entity balance sheet assets of over USD 4 billion will have marked-to-market leverage of less than 50% and a liquidity position estimated at more than USD 750 million, including cash on hand and undrawn amounts available under existing credit facilities.
Work on the transaction is proceeding as planned and we look forward to updating investors with the filing of a proxy statement/prospectus in February. Full details on the proposed transaction can be found on our website: www.euronav.com.

PRESS RELEASE Regulated information Thursday 25 January 2018 – 8 a.m. CET _________________________________

TANKER MARKET

The freight market for both VLCC and Suezmax segments recovered from very low levels observed in the third quarter as part of a typical seasonal trajectory into the first half of the fourth quarter but this recovery was not continued into the latter half of the quarter. Sustained supply increase of new vessels (fifty VLCCs and fifty Suezmaxes were delivered globally during 2017) along with some slower fixing programs on certain routes as OPEC attempts to gain more "bite" from their production cuts, largely drove this unusual late fourth quarter trading pattern.

As commented upon in our third quarter statement, OPEC production cuts have recently been accompanied by more assertive and selective crude export reductions. These operational changes were accompanied by an agreed extension of production cuts during the fourth quarter by OPEC and non OPEC nations to the end of 2018. This was combined with a recent spike in production outages (North Sea pipelines, Nigeria and Libya). Both factors could provide negative headwinds to ongoing crude oil supply. However the recent rise in the oil price toward USD 70 (Brent; WTI USD 63) is largely the result of strong oil demand.

OUTLOOK

Conflicting signals remain in the tanker market. Demand for crude remains above recent trend growth rates at 1.4m bpd with a positive outlook and scrap prices continue to rise, providing an exit route for older tonnage owners pressurized by approaching regulatory requirements. Asset values (both new-build and second hand) have remained largely stable over the past 12 months and there has even been some tonnage removed for offshore projects, for instance our vessel Flandre (2004 – 305,668 dwt).

Whilst these building blocks will in our view deliver a positive tanker market structure, confirmation of the extension of OPEC production cuts in November combined with a change in export patterns from such producers will provide a sustained headwind for 2018. Contracting of new VLCCs and Suezmaxes has continued but at a far slower pace than earlier in 2017 and the majority of new tonnage orders continue to come from industrial participants focused on fleet renewal. Indeed the average age of the global VLCC fleet is the highest it has been since January 2003.

Therefore there is a repeat of the message from the last quarter albeit with some recent positive developments. The duration of a challenging freight rate environment will remain dependent on the number of additional newbuilding orders that are not needed by the market. Scrapping and other type of fleet removal trends have been encouraging with the second half of 2017 seeing the highest number of VLCCs and Suezmaxes removed from the fleet during a half year period since 2003. The rise in the scrap value of a typical VLCC to USD 18m provides owners with optionality given the uncertainty over freight rates, the cost of compliance with impending regulations and the scheduled new fleet supply for the next 12-18 months. Already in the current quarter there have been two vessels (1999 & 2000 built) removed from the fleet. However these trends need to be sustained before an inflection point will be observed.

Over the past 15 months Euronav has undertaken a number of proactive measures to bolster its capital structure to retain the capability to navigate the tanker cycle. The structure of the proposed merger transaction with Gener8 Maritime maintains robust capital ratios. This structure should allow the Combined Entity to continue to have some resilience to a challenging freight rate market yet retain strategic optionality but with exposure to any potential upside when the freight rate environment improves.

So far in the first quarter of 2018, the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 22,252 and 35.6% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market has earned about USD 14,347 per day on average with 45.4% of the available days fixed.

PRESS RELEASE Regulated information Thursday 25 January 2018 – 8 a.m. CET _________________________________

CONFERENCE CALL

Euronav will host a conference call at 8 a.m. EST / 2 p.m. CET today to discuss the results for the quarter.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	25 January 2018
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	"Q4 2017 Earnings Conference Call"
Event Site/URL:	https://services.choruscall.com/links/euronav180125J37dUXTm.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link http://dpregister.com/10115821. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 1 February 2018, beginning at 9 a.m. EST / 3 p.m. CET on 25 January 2018. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10115821.

PRESS RELEASE Regulated information Thursday 25 January 2018 – 8 a.m. CET _________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
*  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of final year results 2017: Wednesday, 21 March 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus vessel, 28 VLCCs, 18 Suezmaxes, four Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	December 31, 2017	December 31, 2016
ASSETS

Non-current assets
Vessels	2,271,500	2,383,163
Assets under construction	63,668	86,136
Other tangible assets	1,663	777
Intangible assets	72	156
Receivables	160,352	183,914
Investments in equity accounted investees	30,445	18,413
Deferred tax assets	2,408	964

Total non-current assets	2,530,108	2,673,523

Current assets
Trade and other receivables	136,797	166,342
Current tax assets	191	357
Cash and cash equivalents	143,648	206,689

Total current assets	280,636	373,388

TOTAL ASSETS	2,810,744	3,046,911

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	562	120
Treasury shares	(16,102)	(16,102)
Retained earnings	473,483	515,665

Equity attributable to owners of the Company	1,846,216	1,887,956

Non-current liabilities
Bank loans	653,730	966,443
Other notes	147,619	−
Other payables	539	533
Employee benefits	3,899	2,846
Provisions	−	38

Total non-current liabilities	805,787	969,860

Current liabilities
Trade and other payables	61,356	69,859
Current tax liabilities	11	−
Bank loans	47,361	119,119
Other borrowings	50,010	−
Provisions	3	117

Total current liabilities	158,741	189,095

TOTAL EQUITY and LIABILITIES	2,810,744	3,046,911

Condensed consolidated statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2017	2016
	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016
Shipping income
Revenue	513,368	684,265
Gains on disposal of vessels/other tangible assets	36,538	50,397
Other operating income	4,902	6,996
Total shipping income	554,808	741,658

Operating expenses
Voyage expenses and commissions	(62,035)	(59,560)
Vessel operating expenses	(150,427)	(160,199)
Charter hire expenses	(31,173)	(17,713)
Loss on disposal of vessels/other tangible assets	(21,027)	(2)
Loss on disposal of investments in equity accounted investees	−	(24,150)
Depreciation tangible assets	(229,777)	(227,664)
Depreciation intangible assets	(95)	(99)
General and administrative expenses	(46,868)	(44,051)
Total operating expenses	(541,402)	(533,438)

RESULT FROM OPERATING ACTIVITIES	13,406	208,220

Finance income	7,266	6,855
Finance expenses	(50,644)	(51,695)
Net finance expenses	(43,378)	(44,840)

Share of profit(loss) of equity accounted investees (net of income tax)	29,932	40,495

PROFIT (LOSS) BEFORE INCOME TAX	(40)	203,875

Income tax benefit (expense)	1,284	174

PROFIT (LOSS) FOR THE PERIOD	1,244	204,049

Attributable to:
Owners of the company	1,244	204,049

Basic earnings per share	0.01	1.29
Diluted earnings per share	0.01	1.29

Weighted average number of shares (basic)	158,166,534	158,262,268
Weighted average number of shares (diluted)	158,297,057	158,429,057

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2017	2016
	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016

Profit/(loss) for the period	1,244	204,049

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	63	(646)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	442	170
Equity-accounted investees - share of other comprehensive income	484	1,224

Other comprehensive income, net of tax	989	748

Total comprehensive income for the period	2,233	204,797

Attributable to:
Owners of the company	2,233	204,797

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity

Balance at January 1, 2016	173,046	1,215,227	(50)	(12,283)	529,809	1,905,749	−	1,905,749

Profit (loss) for the period	−	−	−	−	204,049	204,049	−	204,049
Total other comprehensive income	−	−	170	−	578	748	−	748
Total comprehensive income	−	−	170	−	204,627	204,797	−	204,797

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	(216,838)	(216,838)	−	(216,838)
Treasury shares acquired	−	−	−	(6,889)	−	(6,889)	−	(6,889)
Treasury shares sold	−	−	−	3,070	(2,339)	731	−	731
Equity-settled share-based payment	−	−	−	−	406	406	−	406
Total transactions with owners	−	−	−	(3,819)	(218,771)	(222,590)	−	(222,590)

Balance at December 31, 2016	173,046	1,215,227	120	(16,102)	515,665	1,887,956	−	1,887,956

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	(16,102)	515,665	1,887,956	−	1,887,956

Profit (loss) for the period	−	−	−	−	1,244	1,244	−	1,244
Total other comprehensive income	−	−	442	−	547	989	−	989
Total comprehensive income	−	−	442	−	1,791	2,233	−	2,233

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	(44,286)	(44,286)	−	(44,286)
Equity-settled share-based payment	−	−	−	−	313	313	−	313
Total transactions with owners	−	−	−	−	(43,973)	(43,973)	−	(43,973)

Balance at December 31, 2017	173,046	1,215,227	562	(16,102)	473,483	1,846,216	−	1,846,216

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2017	2016
	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016
Cash flows from operating activities
Profit (loss) for the period	1,244	204,049

Adjustments for:	225,666	205,457
Depreciation of tangible assets	229,777	227,664
Depreciation of intangible assets	95	99
Loss (gain) on disposal of investments in equity accounted investees	−	24,150
Provisions	(160)	(603)
Tax (benefits)/expenses	(1,284)	(174)
Share of profit of equity-accounted investees, net of tax	(29,932)	(40,495)
Net finance expense	43,378	44,839
(Gain)/loss on disposal of assets	(15,511)	(50,395)
Equity-settled share-based payment transactions	313	406
Amortization of deferred capital gain	(1,010)	(34)

Changes in working capital requirements	22,083	38,487
Change in cash guarantees	(52)	107
Change in trade receivables	5,938	(755)
Change in accrued income	(1,499)	21,049
Change in deferred charges	(3,648)	239
Change in other receivables	28,773	35,905
Change in trade payables	1,165	(6,817)
Change in accrued payroll	1,014	(138)
Change in accrued expenses	(6,727)	(7,547)
Change in deferred income	(3,726)	(3,591)
Change in other payables	18	(226)
Change in provisions for employee benefits	827	261

Income taxes paid during the period	16	(100)
Interest paid	(39,595)	(33,378)
Interest received	636	209
Dividends received from equity-accounted investees	1,250	23,478

Net cash from (used in) operating activities	211,300	438,202

Acquisition of vessels	(176,687)	(342,502)
Proceeds from the sale of vessels	96,880	223,016
Acquisition of other tangible assets	(1,203)	(178)
Acquisition of intangible assets	(11)	(18)
Proceeds from the sale of other (in)tangible assets	29	38
Loans from (to) related parties	40,750	22,047
Proceeds from capital decreases in joint ventures	−	3,737
Acquisition of subsidiaries, net of cash acquired	−	(6,755)

Net cash from (used in) investing activities	(40,242)	(100,615)

(Purchase of) Proceeds from sale of treasury shares	−	(6,157)
Proceeds from new borrowings	526,024	740,286
Repayment of borrowings	(710,993)	(774,015)
Transaction costs related to issue of loans and borrowings	(5,874)	(4,436)
Dividends paid	(44,133)	(216,838)

Net cash from (used in) financing activities	(234,976)	(261,160)

Net increase (decrease) in cash and cash equivalents	(63,918)	76,427

Net cash and cash equivalents at the beginning of the period	206,689	131,663
Effect of changes in exchange rates	877	(1,401)

Net cash and cash equivalents at the end of the period	143,648	206,689